July 8, 2005

David M. Marks
Chairman
Thomas Equipment, Inc.
1818 North Farwell Avenue
Milwaukee, WI 53202

> **Re: Thomas Equipment, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed June 13, 2005**
> **File No. 333-124217**

Dear Mr. Marks:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Cover Page

1.   Quantify the number of shares that are currently outstanding and the number of shares that could be issued upon conversion of debt securities and upon exercise of warrants and options. Supplementally confirm that all the debt securities, warrants and options are outstanding, and confirm the total amount of cash you have received from Laurus.

General

2.   Revise throughout the filing to consistently use the correct titles of the various debt securities held by Laurus. Your current disclosure uses a variety of different names for the securities throughout the filing and is confusing.

<u>The Offering, page 3</u>

3.   In the second paragraph, specify the number of shares that could be issued (1) upon conversion of convertible debentures; (2) upon exercise of warrants and the warrant exercise prices; and (3) upon exercise of options and the option exercise prices.

<u>Summary of Recent Transactions, page 4</u>

4.   We note your additional disclosure in the summary regarding your recent transactions. In your description of the reorganization of Maxim Mortgage Corporation, please identify the investors from Thomas Equipment 2004 and Thomas Ventures, Inc. Quantify the percentage of shares held by your officers and directors after this reorganization. Explain how the sales prices for the common stock were determined.

5.   Please update this section with the transactions described in your Form 8-K filed on June 15, 2005.

<u>Acquisition of Operating Assets from Predecessor Business – Thomas Equipment Limited, page 4</u>

6.   Briefly explain here and discuss in more detail later in the filing the background of this acquisition. For example, how did you identify this acquisition opportunity? How was the sales price determined? Who was involved in negotiating the transaction? What was the business reason for the acquisition? How did this acquisition fit with the subsequent acquisition of Pneutech? At the time you completed the Thomas Equipment acquisition, were you also contemplating the Pneutech acquisition as part of your business plan?

<u>Risk Factors, page 10</u>

<u>We Have Recently Entered into a Supply Agreement with Hyundai…, page 12</u>

7.   Reconcile your response to comment 12 from our May 20, 2005 letter, which quantifies backlog as $70 million, with your disclosure on page 43, which states that backlog is $50 million. Also, clarify in the disclosure whether orders you have already received from Hyundai can be cancelled by Hyundai, given that there are no minimum purchase requirements.

8.   Please add a risk factor to discuss the nature of your expansion of your manufacturing facilities to address your backlog as you describe on page 43.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations for the Three Months Ended March 31, 2005 Compared to March 31, 2004, page 28

9.   We note that you have compared the successor's result of operations for the three months ended March 31, 2005 to the predecessor's results of operations for the three months ended March 31, 2004. Predecessor financial statements and successor financial statements are not comparable. Revise your MD&A to separately discuss your successor and predecessor's historical results of operations for the three months ended March 31, 2005 and 2004.

10.   We note your additional disclosure in response to our comment 14. Please respond to our prior comments as described below

- Please disclose the average share price paid by those who received the 16.945 million shares in the reorganization.
- Quantify the number and percentage of shares of Thomas Equipment, Inc., held by officers, directors, and affiliates after the reorganization described on page 19 and the total amount paid for them.

11.   In the introductory paragraph where you discuss the acquisition of Thomas Equipment Limited, explain that Thomas Equipment Limited was a wholly owned subsidiary of McCain Foods Limited.

Pro Forma Results of Operations for the Nine Months Ended March 31, 2005 Compared to March 31, 2004, page 30

12.   Please refer to prior comment 18. Revise to remove your MD&A discussion for the pro forma combined results of operations for the nine month ended March 31, 2005 and 2004 and include a separate discussion of your *historical* operating results for the Predecessor for the period July 1, 2004 to September 30, 2004 and the Successor for the period October 1, 2004 to March 31, 2005.

Fiscal 2005 Forward Looking Information, page 33

-Revenues, page 30

13.   Please refer to prior comment 21. You state that the supply arrangement with Hyundai does not stipulate any minimum amount of purchases that must be made during the two-year term. In this regard, revise your filing to include management's expectation as to the impact on operating results of the supply arrangement with Hyundai or delete the sentence that you expect to achieve significant increases in revenue.

14.   We note your disclosure that you expect to make further changes in your dealer relationships that you believe should have an effect on your expense structure. However, we note from your disclosure that you do not expect to have any significant changes to your gross margin or selling expenses in fiscal 2005. Revise your filing to clarify the nature and impact that changing your dealer relationships will have upon your expense structure in 2005 or beyond.

Description of Business, page 42

15.   We note your response to comment 28. Given that your press release states that you anticipate $12.5 million in annual revenue from the contract and your pro forma financial statements on page F-85 disclose that revenues would be $97,559,000 for 2004, explain in further detail why you do not anticipate that sales to W.L. Gore will exceed 5% of revenues.

Security Ownership of Certain Beneficial Owners and Management, page 52

16.   Expand footnote 4 to disclose the number of shares Mr. Crivello and his IRA contributed to the fund. Also, since "Frank Crivello, SEP IRA" is listed as a selling shareholder with 9.5% of the outstanding common stock, expand to identify that beneficial holder here.

Certain Relationships and Related Transactions, Page 54

17.   We reissue comment 32. Expand to discuss here the share issuances to officers, directors, and five-percent holders in connection with the reorganization and acquisition of Thomas Equipment Limited and the consideration paid. The fact that this is discussed in another part of the filing does not negate the need to disclose it here. It is relevant information to current and potential investors to see the consideration paid last year by officers, directors, and five-percent holders for their equity interests.

18.   Revise the disclosure to state the total amount of shares and cash Mr. Rhee received for all his direct and indirect ownership interests in Pneutech. Were there any other owners of the preference shares or the special shares? Disclose how the amount paid for those shares was calculated. Disclose whether he received any warrants or payments in connection with the redemption of Pneutech warrants or on the repayment of Pneutech debt.

19.   We note your additional disclosure about Mr. Rhee's conflict of interest being disclosed to the shareholders of Pneutech. Expand to disclose that at the time of this transaction, he was also president, secretary and director of Thomas Equipment, Inc., and what steps were taken to disclose the conflict of interest to shareholders of Thomas Equipment.

Selling Stockholders, page 56

20.   The amounts in footnote (1) exceed the total amount being registered for resale by this selling shareholder. Please revise.

Index to Financial Statements, page F-1

Interim Financial Statements

Unaudited Consolidated Financial Statements of Thomas Equipment, Inc., page F-3

Notes to Consolidated Financial Statements, page F-9

Note 2. Acquisitions, page F-9

-Acquisition of Assets of Thomas Equipment Limited, page F-9

21.   Please refer to prior comment 42. Reference is made to your disclosure of the consideration paid. Revise to discuss in significant detail each of the items given as consideration so the reader understands how you funded the entire acquisition price of $37.2 million and reference to the footnote where you discuss the funding that was obtained. For example, please discuss what you mean by "deferred payable to vendor" and specifically identify the vendor.

22.   We note that you have updated the fair values previously assigned to fixed assets and inventory acquired. For any purchase price allocation that has not been finalized, that fact and reasons why the purchase price allocation has not been finalized should be disclosed. In subsequent periods, you should disclose the nature and amount of any material adjustments made to the initial allocation. In this regard, revise this note to disclose the following;

   • how you determined the fair values assigned to the assets acquired
   • if the purchase price allocation is finalized and if not, indicate the items subject to change
   • the nature and amount of any material adjustments made from the previous allocation
   • contingent payments, options, or commitments specified in the purchase agreement and the accounting treatment for these future items

   Refer to paragraph 51 of SFAS 141.

23.   Revise your purchase price allocation schedule to reflect any liabilities assumed at the date of acquisition. For instance, it appears that your purchase price allocation schedule should include the capital lease obligation of $5.3 million that you assumed from Thomas Equipment Limited.

24.   We note that on page 35 you indicate that the capital lease obligation was assumed from Thomas Equipment and that you disclose that a different discount rate was used when recording the capital lease obligation. Revise your filing to disclose the discount rate utilized in determining your capital lease obligation as well as the reason why you are using a different rate.

-Acquisition of Pneutech, page F-10

25.   Please refer to prior comments 16 and 56. Revise this note to disclose that the shares issued were valued based on the market price of your common stock on the date the terms of the acquisition were agreed to and announced and indicate such date.

26.   Please refer to prior comments 57 and 58. It appears from your disclosure on page 4 that you acquired 100% of the common stock of Pneutech and its subsidiaries through the issuance of 1,082,641 of shares of common stock and warrants to purchase 211,062 shares of common stock and assumed certain liabilities of Pneutech. In this regard, it appears that you refinanced such debt of Pneutech with financing obtained from Roynat Capital and Roynat US. We also note from your response that you redeemed Pneutech's special shares, preference shares, outstanding debentures, accrued dividends, and common stock warrants and included such amounts as consideration paid for the acquisition. We further note that you included the 167,359 common shares issued to redeem Pneutech's debt to an unrelated party also as part of the consideration paid.   It appears that you have assumed liabilities of Pneutech, including the outstanding special and preference shares, as part of the business combination and then immediately repaid or redeemed these transactions shortly after closing of the acquisition. As such, tell us why you believe these transactions should be disclosed as part of the consideration paid for the Pneutech acquisition. It would appear to us that the common stock exchanged and liabilities assumed would be reflected as consideration and the refinancing and redemption of Pneutech's debt would be disclosed separately. Please advise us or revise accordingly.

27.   We note that you assigned $5.6 million to long-term debt and other liabilities assumed in your summary of the net assets acquired from Pneutech. Tell us and revise your filing to disclose the nature of the liabilities and long-term debt assumed from the acquisition.

Note 3. Basis of Presentation and Summary of Significant Accounting Policies, page F-11

-Revenue Recognition, page F-12

28.   Please refer to prior comment 45. You state that sales incentives are given at the time of sale. Describe to us the nature of these sales incentives and how you account for them. Refer to the guidance provided in EITF 01-09.

29.   Please refer to prior comment 46. Revise your filing to disclose at what point title and risk of ownership are transferred to the independent dealers, OEM customers, and retail customers.

30.   Tell us what you mean by "except under limited local laws no right of return on sales of equipment exists". Tell us how you account for these rights of return. Refer to the guidance provided in SFAS 48.

31.   We note that you have recognized sales of $31.5 million for the six-month period October 1, 2004 to March 31, 2005 and that you reflect on page F-3 accounts receivable of $25.3 million as of March 31, 2005. In addition on page 35, you state that you have experienced negative cash flows in the first six months of operations which is likely to continue until such time as the receivables become due and their collection will begin to offset the cash used. In order to enhance a reader's understanding, revise to disclose the payment terms of your outstanding receivables and tell us in detail how you determine that collectibility is reasonably assured at the time of sale in accordance with SAB 104.

-Trade-ins and Used Equipment, page F-13

32.   Please refer to prior comment 51. Tell us if the arrangements at the time of sale with your customers include a trade-in allowance for the used equipment on future sales. If so, tell us and revise this note to disclose the nature of the trade-in allowance and how you account for the impact of the trade-in on the recognition of the sale of the new equipment.

-Net loss per share, page F-15

33.   Revise this note to indicate that common stock equivalents, such as options and
        warrants that are exercisable for little or no cash consideration, are considered
        outstanding common shares and included in the computation of basic net income
        per share, unless they would be anti-dilutive. Also, revise to disclose the number
        of potential shares resulting from outstanding stock options and warrants that
        could potentially dilute basic earnings per share but that were not included in the
        computation of diluted earnings per share for the periods presented because to do
        so would be anti-dilutive for the periods presented. Refer to the requirements of
        paragraph 40 (c) of SFAS 128.

Note 6. Long-term debt, page F-17

34.   Revise this note here and notes 7 and 8, as applicable, to explain for each debt
        issuance the following:

        • Describe in detail the purpose of each financing including how the proceeds of
          the debt was used and the significant terms of the debt such as the maturity
          date, collateral, and debt covenants.
        • If warrants or options were attached, describe the terms of these equity
          instruments here and how you are accounting for these equity instruments.
        • Describe how any debt discount or premium arose, if any, and your
          accounting treatment for these discounts or premium.   Present each premium
          and discount separately for each financing. If you were subject to a 3%
          penalty for cash payments of principal and interest, please clarify the nature of
          this penalty and describe in detail your accounting for such penalty.

Note 7. Convertible long term debt, page F-17

35.   Please refer to prior comment 52. We reissued our prior comment 52 in its
        entirety. We note that you have a note payable to Thomas Equipment Limited and
        a term loan with Laurus Master Funds Ltd ("Laurus") reflected on your
        consolidated balance sheet at March 31, 2005. Tell us and revise your filing to
        disclose if these loans were assumed in the acquisition or entered into subsequent
        to October 1, 2004. If subsequent to October 1, 2004, clearly disclose the nature
        and terms of the loans. Also, disclose how such loans were originally recorded by
        you including why a premium/discount was recorded and how you are accounting
        for such.

Note 8. Convertible credit facility-related party and other credit facilities, page F-18

36.   Please refer to prior comment 53. You state that the beneficial conversion feature
        was not reflected. Please revise to account for such transactions to comply with
        EITF 98-5 and EITF 00-27.

Note 10. Redeemable preferred shares, page F-19

37.   Please refer to prior comment 54. Tell us and revise your filing to address the
        following related to your redeemable preferred shares:

        • How you *specifically* determined the fair value of the preferred shares at the
          date of issuance.
        • How you account for the difference between the redemption value and the
          carrying value. Refer to the guidance in EITF Topic D-98.
        • Please revise as appropriate to comply with SAB Topic 5-Q.

Note 11. Common stock, page F-19

38.   Please refer to prior comment 41. We note from page F-20 that you issued
        16,945,000 shares of common stock to your founders at an average price of $.14
        per share for *2.5 million* in cash. We also note from page F-6 that you reflected
        an increase to stockholders' equity of $*2.1 million* related to this transaction.
        Revise this note to indicate for the reader the difference between the gross
        proceeds of $2.5 million and $2.1 million as reflected in the consolidated
        statement of stockholders' equity.

39.   Also, in connection with this transaction, we note that you recognized a stock
        compensation charge of $5.5 million. Tell us and revise your filing to address the
        following:

        • Specifically tell us how you determined that the fair value of your
          common stock was $.50. Explain in more detail and revise your
          disclosure to state what you mean by "analysis of the market price of the
          stock immediately after the reorganization."

        • Tell us how you computed the stock compensation charge of $5.5 million.
          Based on the information in the note, we calculate a charge of $6.1
          million.

Note 12. Stock options and warrants, page F-20

40.   We note that you issued warrants to Redwood Consultants for investor relations
        services rendered. Tell us and revise to indicate if the value of the warrants was
        determined based on the fair value of the services received or the fair value of the
        warrants issued. Refer to paragraph 8 of SFAS 123.

Note 13. Segment Information, page F-21

41.   Revise this note to disclose the amount of revenue generated from any single
        external customers that comprise 10% or more of your consolidated revenues for
        each income statement period presented, if applicable. Refer to paragraph 39 of
        SFAS 131.

Audited Financial Statements of Pneutech, Inc.

42.   Please update the audited financial statements of Pneutech, Inc. to include their
        results for the three months ended January 31, 2005 if your next filing is dated
        more than nine months from October 31, 2004. Refer to Item 8(A)(5) of Form
        20-F for more information about the updating requirements.

Pro Forma Financial Statements

Pro Forma Combined Condensed Statement of Operations, page F-84

43.   Please revise your introductory paragraph to include a brief discussion of the
        terms of *each* transaction that you are giving effect to in your pro forma combined
        condensed statement of operations.

44.   Please refer to prior comment 38. Please revise to include a pro forma combined
        condensed statement of operations for the most recent interim period. This
        statement should include separate columns for the historical period of the
        predecessor for the period July 1, 2004 to September 30, 2004, the historical
        period of the successor for the period October 1, 2004 to March 31, 2005, and the
        historical period of Pneutech for the period July 1, 2004 to March 31, 2005
        (conformed) with pro forma adjustments giving effect to the acquisition of
        Pneutech and the acquisition of Thomas Equipment, Inc. as if these acquisitions
        had occurred on July 1, 2004. The pro forma adjustments should be shown in two
        columns to identify separately the adjustments for Thomas Equipment, Inc. and
        Pneutech. Refer to the guidance provided in Item 310(d) of Regulation S-B.

Pro Forma Combined Condensed Statement of Operations for the Year Ended June 30,
2004, page F-85

45.   Please revise to include your earnings per share, basic and diluted, and weighted
        average shares outstanding, basic and diluted for Pneutech for the year ended
        October 31, 2004 and Thomas Equipment Limited (Predecessor) for the year
        ended June 30, 2004 on a historical basis.

Notes to Unaudited Pro Forma Combined Condensed Statement of Operations, page F-86

Note 2. Pro Forma Adjustments, page F-86

46.	For each pro forma adjustment, revise to explain in detail the nature of the adjustment and provide the reader with any supporting calculations as to how the amounts were derived. For instance, reference is made to adjustment d. Revise to explain why you are eliminating Thomas Equipment Limited's dividend on its preferred stock.

47.	Explain to the reader in a footnote to the pro forma combined condensed statement of operations the basis for your effective tax rate on your results on a pro forma combined basis.

48.	Revise to include a note to the pro forma combined condensed statement of operations to show your computations of the weighted average shares outstanding, basic and diluted, on a pro forma combined basis.

Exhibits

49.	Please file as exhibits the sale of Series A preferred stock financing documents for your April 19, 2005 transaction.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or in her absence, Michelle Golhlke at (202) 551-3327, if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Thomas A. Rose